UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: November 24, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Limited Reports Third Quarter 2009 Unaudited Financial Results
Shanghai, China — November 23, 2009. The9 Limited (NASDAQ: NCTY) (“The9”), an online game operator and developer in China, announced today its unaudited financial results for the quarter ended September 30, 2009.
Third Quarter 2009 Highlights:
•
Net revenues for the third quarter of 2009 decreased by 91% quarter-over-quarter and decreased by 94% year-over-year to RMB25.5 million (US$3.7 million), mainly due to a decrease in revenue from World of Warcraft (“WoW”), for which our license agreement expired on June 7, 2009.

•
Net loss attributable to ordinary shareholders for the third quarter of 2009 of RMB73.6 million (US$10.8 million), representing a 7% decrease from a net loss of RMB79.2 million (US$11.6 million) in the previous quarter and compared with net income of RMB80.5 million (US$11.8 million) in the same period last year.

Management Comments:
Commenting on the third quarter 2009 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “Although our revenue loss cannot be recovered within a short period of time, we are glad to see that our research and development capabilities continue to strengthen as a result of our investments. Our proprietary games have shown substantive progress and a strong potential to be well received by Chinese game players.”
Xiaowei Chen, The9’s President, added, “It is encouraging that in the third quarter 2009 there has been sequential growth of 55% in net revenue attributable to our current games. This was achieved due to the enhancement of our game portfolio diversification and we will continue our intense turnaround efforts.”
Discussion of The9’s Unaudited Third Quarter 2009 Results
Revenues
For the third quarter of 2009, The9 reported total net revenues of RMB25.5 million (US$3.7 million), a decrease of 91% compared to RMB287.9 million (US$42.2 million) in the second quarter of 2009 and a decrease of 94% compared to RMB408.4 million (US$59.8 million) in the third quarter of 2008. This decrease was mainly due to the expiration of our license agreement to operate WoW in China on June 7, 2009. No revenue was generated from WoW during the third quarter.

In the third quarter of 2009, net revenues attributable to the operations of non-WoW games increased by 55% quarter-over-quarter. The sequential increase was mainly due to an increase of revenue from Soul of The Ultimate Nation™ (“SUN”) after the launch of new content upgrade and a theft-proof security system, and revenue contribution for a complete quarter from EA SPORTS™ FIFA Online 2, Atlantica and our first web-based game, Jiu Zhou Zhan Ji.
Aggregate active users increased by 6% to 3.4 million quarter-over-quarter in the third quarter, which was mainly due to Jiu Zhou Zhan Ji. Aggregate active paying accounts increased by 48% to 108,000 quarter-over-quarter in the third quarter, mainly due to SUN’s improved performance. The quarterly average revenue per user was RMB240, compared with RMB221 in the previous quarter.
Gross (Loss) Profit
Gross loss for the third quarter of 2009 was RMB8.1 million (US$1.2 million), compared to gross profit of RMB64.3 million (US$9.4 million) in the second quarter of 2009 and gross profit of RMB163.0 million (US$23.9 million) in the third quarter of 2008. The gross loss in this quarter was mainly because the revenue scale in the third quarter was insufficient to cover the fixed components in costs of services, including server depreciation, license fee amortization and payroll.
Operating Expenses
For the third quarter of 2009, operating expenses were RMB109.2 million (US$16.0 million), representing a 28% decrease from RMB152.5 million (US$22.3 million) in the second quarter of 2009 and a 6% increase from RMB103.0 million (US$15.1 million) in the third quarter of 2008. The quarter-over-quarter decrease was mainly due to decreased sales and marketing expenses in the third quarter because no new games were launched during this period. The quarter-over-quarter decrease was also due to a slight decrease in product development costs due to the netting-off effect of the restructuring of our Beijing team and increased headcount in our team in Shanghai, partly offset by (i) an increase in general and administrative expenses mainly due to an increase in share-based compensation expenses in relation to a modification of stock option exercise price and (ii) an increase in legal fees.
The year-over-year increase in operating expenses was mainly due to an increase in product development costs caused by the expansion of our research and development team and an increase in general and administrative expenses caused by increased share-based compensation.
For the third quarter of 2009, share-based compensation was RMB26.7 million (US$3.9 million), compared to RMB15.0 million (US$2.2 million) in the second quarter of 2009 and RMB12.2 million (US$1.8 million) in the third quarter of 2008.
Interest Income
Interest income for the third quarter of 2009 was RMB7.2 million (US$1.1 million), compared to RMB6.9 million (US$1.0 million) in the second quarter of 2009 and RMB15.4 million (US$2.3 million) in the third quarter of 2008. The year-over-year decrease was mainly due to a reduction in bank interest rates and a decrease in cash balances compared with the same period last year.

Other Income (Expenses), net
Other income for the third quarter of 2009 was RMB56.0 million (US$8.2 million), compared to other income of RMB0.1 million (US$0.02 million) in the second quarter of 2009 and other income of RMB11.2 million (US$1.6 million) in the third quarter of 2008. The quarter-over-quarter increase of other income was primarily due to a one-off government subsidy amounting to RMB54.2 million (US$7.9 million) received in the third quarter of 2009. No such income was received in the second quarter of 2009. The year-over-year increase was mainly due to an increase in government subsidy of RMB42.2 million (US$6.2 million).
Income Tax Expense
Income tax expense for the third quarter of 2009 was RMB4.9 million (US$0.7 million), mainly representing the tax effect of the one-off government subsidy received during the third quarter, compared to income tax expenses of nil in the previous quarter and income tax expenses of RMB6.4 million (US$0.9 million) in the third quarter of 2008.
Impairment Loss on Investment
In the third quarter of 2009, we recognized an impairment loss on investment of RMB12.2 million (US$1.8 million), while there were no such impairment losses in the previous quarter or in the third quarter of last year. The impairment loss was recognized after an impairment review on our equity investment in a Singapore online game operator. This investment has been marked down to its estimated fair value as of the quarter end.
Net (Loss) Income attributable to ordinary shareholders
For the third quarter of 2009, net loss attributable to ordinary shareholders was RMB73.6 million (US$10.8 million), which decreased by 7% from net loss attributable to ordinary shareholders of RMB79.2 million (US$11.6 million) in the second quarter of 2009 and compared with net income attributable to ordinary shareholders of RMB80.5 million (US$11.8 million) in the third quarter of 2008. The change in net income was a result of the cumulative effect of the foregoing factors.
Fully diluted loss per share and per ADS for the third quarter of 2009 was RMB2.93 (US$0.43), compared with fully diluted losses per share of RMB3.15 (US$0.46) in the second quarter of 2009 and fully diluted earnings per share of RMB2.91 (US$0.43) in the third quarter of 2008.
For the third quarter of 2009, non-GAAP adjusted net loss was RMB29.6 million (US$4.3 million) compared with non-GAAP net income of RMB3.1 million (US$0.5 million) for the previous quarter and RMB177.3 million (US$26.0 million) for the same period of last year. Fully diluted non-GAAP adjusted net loss per share was RMB1.18 (US$0.17), compared with fully diluted non-GAAP adjusted net income per share of RMB0.12 (US$0.02) for the second quarter of 2009 and RMB6.41 (US$0.94) in the third quarter of 2008.
Update on Stock Repurchase Program
On September 12, 2009, The9’s stock repurchase program of up to US$50.0 million of its American Depositary Shares (“ADS”) ended. During this one-year stock repurchase program, The9 spent approximately US$32.7 million (including transaction costs of US$0.05 million) and repurchased approximately 2.5 million outstanding ADS. The share repurchase was funded by existing cash reserves.

Currency Convenience Translation
The conversion of Renminbi (RMB) into US dollars (US$) in this press release is based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2009, which was RMB6.8262 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.
Use of Non-GAAP Measure
To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of non-GAAP adjusted net income, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.
Non-GAAP adjusted net income is defined as earnings before depreciation of property, equipment and software, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. The use of non-GAAP adjusted net income has certain limitations. Depreciation of property, equipment and software, amortization of land use rights and intangibles and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of non-GAAP adjusted net income. Each of these items should also be considered in the overall evaluation of our results. Non-GAAP adjusted net income should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, share-based compensation and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. Non-GAAP adjusted net income is not defined under GAAP, and our non-GAAP adjusted net income is not a measure of net income, operating income, or any operating performance measure that is calculated in accordance with GAAP. In addition, our non-GAAP adjusted net income may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate non-GAAP adjusted net income in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of GAAP to non-GAAP results” set forth at the end of this release.
Conference Call / Webcast Information
The9’s management team will host a conference call on Monday, November 23, 2009 at 8:00 PM, U.S. Eastern time, corresponding to Tuesday, November 24, 2009 at 9:00 AM, Beijing time, to present an overview of The9’s financial performance and business operations.
Investors, analysts and other interested parties will be able to access the live conference by calling +1-800-884-5695, password “33466153.” In the U.S., members of the financial community may also participate in the call by dialing toll-free number +1-617-786-2960, password “33466153.” A replay of the call will be available through November 23, 2009. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “27870582.”
The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 3Q 2009 Earnings Conference Call” and follow the instructions.

About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2 and Atlantica, as well as its proprietary web-based game Jiu Zhou Zhan Ji, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Audition 2, Kingdom Heroes 2 Online and Field of Honor. In addition, The9 is developing various proprietary games, including World of Fighter, Miracles: Ultimate X, Tiny Tribe, Monster of War and other MMORPGs and advanced causal games.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information, please contact:
Ms. Phyllis Sai
Manager, Investor Relations
The9 Limited
Tel: +86-21-5172-9990
Email: IR@corp.the9.com
Web: http://www.corp.the9.com/
— Tables follow —

THE9 LIMITED
CONSOLIDATED STATEMENTS OF INCOME INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2008	2009	2009	2009
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Online game services	429,341,753	301,491,378	25,744,962	3,771,492
Game operating support, website solutions and advertisement	93,288	247,267	79,208	11,604
Other revenues	1,621,709	2,135,763	1,077,513	157,850

	431,056,750	303,874,408	26,901,683	3,940,946

Sales Taxes	(22,613,391)	(15,946,899)	(1,410,747)	(206,667)

Net Revenues	408,443,359	287,927,509	25,490,936	3,734,279

Cost of Services	(245,465,001)	(223,644,279)	(33,606,420)	(4,923,152)

Gross Profit (loss)	162,978,358	64,283,230	(8,115,484)	(1,188,873)

Operating Expenses:
Product development	(21,209,361)	(31,125,521)	(26,291,516)	(3,851,560)
Sales and marketing	(24,828,740)	(37,883,112)	(20,709,170)	(3,033,777)
General and administrative	(56,939,318)	(53,257,372)	(62,174,821)	(9,108,262)
Impairment of equipment, intangible assets and goodwill	—	(30,199,751)	—	—

Total operating expenses:	(102,977,419)	(152,465,756)	(109,175,507)	(15,993,599)

Profit (loss) from operations	60,000,939	(88,182,526)	(117,290,991)	(17,182,472)
Interest income	15,423,866	6,905,505	7,188,006	1,053,003
Other income , net	11,211,080	112,605	55,967,903	8,198,984

Income (loss) before income tax expense, impairment loss on investment and share of (loss) in equity investments	86,635,885	(81,164,416)	(54,135,082)	(7,930,485)
Income tax expense	(6,357,157)	—	(4,858,272)	(711,710)

Income (loss) before impairment loss on investment and share of (loss) in equity investments	80,278,728	(81,164,416)	(58,993,354)	(8,642,195)
Impairment loss on investment	—	—	(12,160,769)	(1,781,484)
Share of (loss) in equity investments, net of taxes	(250,417)	(589,547)	(677,625)	(99,268)

Net income (loss)	80,028,311	(81,753,963)	(71,831,748)	(10,522,947)
Less:Net income (loss) attributable to non-controlling interest	(475,663)	(2,560,155)	1,805,658	264,519

Net income (loss) attributable to The9 Limited	80,503,974	(79,193,808)	(73,637,406)	(10,787,466)

Earnings (loss) per share attributable to The9 Limited’s ordinary shareholders
- Basic	2.92	(3.15)	(2.93)	(0.43)

- Diluted	2.91	(3.15)	(2.93)	(0.43)

Weighted average shares outstanding
- Basic	27,609,689	25,125,385	25,094,283	25,094,283

- Diluted	27,657,378	25,125,385	25,094,283	25,094,283

Amount attributable to The9 Limited’s ordinary shareholders	80,503,974	(79,193,808)	(73,637,406)	(10,787,466)

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$)

	As at
	December 31, 2008	September 30, 2009	September 30, 2009
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)

Assets
Current Assets
Cash and cash equivalents	2,152,585,574	1,770,646,481	259,389,775
Short term investments	68,039,221	169,620	24,848
Accounts receivable	8,323,084	865,494	126,790
Due from related parties	637,708	1,050,251	153,856
Advances to suppliers	1,435,781	1,753,933	256,941
Prepayments and other current assets	68,371,912	55,954,939	8,197,085
Prepaid royalties	138,843,227	63,568,330	9,312,404
Deferred costs	55,748,737	1,762,936	258,260

Total current assets	2,493,985,244	1,895,771,984	277,719,959

Investments in equity investees	291,642,529	310,522,462	45,489,798
Available-for-sale investments	29,218,400	10,243,500	1,500,615
Property, equipment and software	200,034,094	102,937,783	15,079,808
Goodwill	30,199,751	—	—
Intangible assets	136,129,801	117,125,552	17,158,236
Land use right	81,798,755	80,358,074	11,772,007
Prepayment for equipment	—	—	—
Long-term deposits	—	795,547	116,543

Total Assets	3,263,008,574	2,517,754,902	368,836,966

Liabilities
Current Liabilities
Accounts payable	29,758,563	34,851,439	5,105,540
Due to related parties	—	—	—
Income tax payable	56,680	5,372,685	787,068
Other taxes payable	99,416,815	4,656,110	682,094
Advances from customers	143,464,990	13,187,442	1,931,886
Deferred revenue	201,645,952	9,464,273	1,386,463
Liability for refund of prepaid WOW game cards	—	196,984,217	28,857,083
Other payables and accruals	69,423,536	47,020,336	6,888,215

Total current liabilities	543,766,536	311,536,502	45,638,349

Equity
The9 Limited shareholders’ equity
Common shares (US$0.01 par value; 26,817,688 shares issued and outstanding as of December 31, 2008, 25,111,645 shares issued and outstanding as of September 30, 2009)	2,190,645	2,051,029	300,464
Additional paid-in capital	2,128,607,581	2,058,116,293	301,502,489
Statutory reserves	24,836,354	28,071,982	4,112,388
Accumulated other comprehensive income	13,643,131	—	—
Retained earnings	549,964,327	117,158,479	17,163,060

Total The9 Limited shareholders’ equity	2,719,242,038	2,205,397,783	323,078,401
Non-controlling interest	—	820,617	120,216

Total equity	2,719,242,038	2,206,218,400	323,198,617

Total liabilities and equity	3,263,008,574	2,517,754,902	368,836,966

THE9 LIMITED
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2008	2009	2009	2009
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	80,503,974	(79,193,808)	(73,637,406)	(10,787,467)
Depreciation of property, equipment	53,181,549	48,379,270	8,621,153	1,262,951
Amortization of land use right and intangible assets	24,227,801	19,046,925	5,678,641	831,889
Share based compensation	12,220,320	15,016,684	26,695,613	3,910,758
Foreign exchange loss (gain)	810,325	(114,679)	(1,781,498)	(260,979)
Income tax expense	6,357,157	—	4,858,272	711,710

Non-GAAP net income (loss)	177,301,126	3,134,392	(29,565,225)	(4,331,138)

GAAP earnings (loss) per share
- Basic	2.92	(3.15)	(2.93)	(0.43)

- Diluted	2.91	(3.15)	(2.93)	(0.43)

Non-GAAP net income (loss) per share
- Basic	6.42	0.12	(1.18)	(0.17)

- Diluted	6.41	0.12	(1.18)	(0.17)

Weighted average shares outstanding
- Basic	27,609,689	25,125,385	25,094,283	25,094,283

- Diluted	27,657,378	25,125,385	25,094,283	25,094,283